First Pacific Company Limited
Overseas Regulatory Announcement
30 August 2006

METRO PACIFIC
thinking ahead

[redacted]

August 28, 2006

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre, Exchange Road
Ortigas Center, Pasig City
Metro Manila

Attention: **Ms. Jurisita M. Quintos**
Senior Vice President, Disclosure Department

Ms. Abbey M. Lopez
Analyst, Disclosure Department

Subject: Metro Pacific Corporation
<u>SEC Approval on the Decrease of Capital Stock</u>

Madams:

We wish to inform the Exchange that the application of Metro Pacific Corporation ('Metro Pacific') to decrease its authorized capital stock was approved by the Securities & Exchange Commission on August 23, 2006 and accordingly, the Certificate of a Decrease of Capital Stock, as well as the Certificate of Filing of the Amended Articles of Incorporation were issued. MPC only received actual copies of said Certificates today.

In this regard, Metro Pacific kindly requests for a voluntary 9-day suspension in the trading of its shares, from Tuesday, 29 August through Friday, 8 September 2006, so that the investing public may sufficiently absorb this information and to enable them to complete the process for updating their stock certificates. During this period, individual letters will be sent to all shareholders informing them of these approvals and advising them of the effect to their holdings, as well as the process by which they may update their stock certificates to reflect the adjusted number of shares resulting from the Decrease in the Authorized Capital Stock of Metro Pacific. A sample letter to Metro Pacific 's stockholders indicating the procedure by which they may update their stock certificates is also attached.

Attached herewith are the details of the Decrease in Authorized Capital Stock of Metro Pacific and copies of the SEC approvals for easy reference.

Very truly yours,

DAVID C. NUGENT
Vice President
Media & Corporate Communications

Dlw 9/12

DETAILS OF THE DECREASE IN THE AUTHORIZED CAPITAL STOCK OF METRO PACIFIC CORPORATION
(the "Corporation")

1. **Date of the Approval by the Board of Directors of the Corporation of the Capital Restructuring**
The Board of Directors of the Corporation, by the affirmative vote of at least a majority of its entire membership, approved the decrease in the authorized capital stock of the Corporation from Php 30,000,000,000 to Php 1,500,000,000, Philippine Currency, on 5 May 2006.

2. **Date of the Approval by the Stockholders of the Corporation of the Capital Restructuring**
Stockholders owning and holding at least two-thirds (2/3) of the outstanding capital stock of the Corporation approved and ratified the decrease in the authorized capital stock of the Corporation from Php 30,000,000,000 to Php 1,500,000,000, Philippine Currency, during a meeting of the Corporation's stockholders held on 15 June 2006.

3. **Reason(s) for the Capital Restructuring**
The purpose of the aforementioned capital decrease is (i) to retire 450,000,000 Series "1" preferred shares, the same having been converted into common shares; and (ii) to create a reduction surplus to be applied towards the cancellation of the accumulated deficit of the Corporation.

4. **Amount of Deficit that will be Eliminated**
The aforementioned capital decrease will result in a reduction surplus of Php 18,103,174,500, all of which will be applied towards the cancellation of the accumulated deficit of the Corporation. Accordingly, the accumulated deficit of the Corporation will be eliminated to the concurrent amount.

5. **Adjustments in the Company's Authorized Capital Stock, Issued and Outstanding Stock**

	Before Capital Restructuring (Current)	Decrease in ACS	Increase in ACS	After Capital Restructuring
Authorized Capital Stock (in Php)	**30,000,000,000**	**(28,500,000,000)**	**NA**	**1,500,000,000**
Common	29,000,000,000	(27,550,000,000)		1,450,000,000
Preferred	1,000,000,000	(950,000,000)		50,000,000
Issued & Outstanding Shares	**19,055,973,157**	**(18,103,174,500)**	**NA**	**952,798,657**
Common	19,053,473,157*	(18,100,799,500)		952,673,657
Preferred	2,500,000	(2,375,000)		125,000
Listed Shares	**18,684,429,268****	**(17,750,207,805)**	**NA**	**934,221,463**
Common	18,684,429,268	(17,750,207,805)		934,221,463
Preferred	0	0		0
Par Value (in Php)	**1**		**NA**	**1**
Common	1			1
Preferred	1			1

* This includes the 450,000,000 common shares issued upon conversion of the Series 1-C Preferred Shares of the Corporation

29/08 '06 TUE 17:19 [TX/RX NO 7612] 002

**This includes shares approved in principle for listing

6. Movement in the Stockholders' Equity

	Beginning Balance (as of June 30,2006)	Entries to record the decrease in ACS		Balance after decrease in ACS
		DR	CR	
Authorized Capital Stock	30,000,000,000.00	28,500,000,000.00		1,500,000,000.00
Issued:				
Common shares	19,053,473,157.00	18,100,799,499.20		952,673,657.80
Preferred shares: Series 2	2,500,000.00	2,375,000.00		125,000.00
Treasury Stock	1,405.00			1,405.00
Issuance of shares				-
Preferred shares: Series I				-
Gain on sale of Investment (SE)	234,695,467.00			234,695,467.00
Additional paid in capital	9,690,383,787.00	27,793,558,286.20	18,103,174,499.20	-
Retained Earnings	(28,742,892,461.00)		27,793,558,286.20	(949,334,174.80)
Total Stockholders' Equity	30,238,161,355.00	74,396,732,785.40	45,898,732,785.40	238,161,355.00

8. Procedure for Updating Stock Certificates to Reflect the Adjusted Number of Shares Resulting from the Decrease in the Authorized Capital Stock of the Corporation

Set forth below is the procedure which the Corporation proposes and intends to follow for the replacement of stock certificates following the approval by the Securities and Exchange Commission ("SEC") of the decrease of the authorized capital stock of the Corporation:

a) As filed with the SEC on 27 June 2006, the amendment to the Articles of Incorporation of the Corporation which will be reflected in the new stock certificates is the decrease of the Corporation's authorized capital stock Php 30, 000,000,000 to Php 1, 500,000,000, through the consolidation of every twenty (20) shares into one (1) share. As a result of the above consolidation, the Corporation's authorized capital stock of Php1, 500,000,000 will be divided into 1,450,000,000 common shares, 49,875,000 Series "1" preferred shares and 125,000 Series "2" preferred shares, all with a par value of Php1.00 per share.

   Within ten (10) business days from the date that the SEC approves the above amendments ("the Approval Date"), the Corporation shall issue new stock certificates bearing the Corporation's new authorized capital stock (the "New Stock Certificates") against the surrender of the stock certificates bearing the authorized capital stock prior to the abovestated amendments to the Articles of Incorporation (the "Original Stock Certificates").

b) The Corporation will send letters to all stockholders and issue and publish media announcements to enjoin said stockholders to surrender their Original Stock Certificates to the Corporation's Transfer Agent, Stock Transfer Services, Inc. ("STSI") for replacement with New Stock Certificates, beginning the Approval Date.

In such communication, the Corporation will advise its stockholders to bring, personally or through a representative duly authorized in writing, their Original Stock Certificates, together with at least one (1) valid identification document (e.g. driver's license or passport) to the Transfer Agent. However, if the same is not practicable, stockholders can send their Original Stock Certificates to the Transfer Agent by courier or by registered mail. While stockholders may send Original Stock Certificates through ordinary mail, the Corporation will not encourage the same. Stockholders shall be responsible for verifying receipt by the Transfer Agent of said Original Stock Certificates sent by courier or mail, whether registered or ordinary. The Corporation and the Transfer Agent shall not be liable for any delay in the receipt by the stockholder or loss of stock certificates sent by courier of mail, whether registered or ordinary.

c) The New Certificates shall be ready for pick up in the offices of the Transfer Agent at least ten (10) business days after the surrender by a stockholder, and the receipt by the Transfer Agent, of the Original Stock Certificate(s). Stockholders sending in their Original Stock Certificates by courier or by mail must inform the Transfer Agent in writing whether they also wish to receive their New Stock Certificate(s) by courier or by mail. Otherwise, it shall be presumed that they shall be able to pick up their New Stock Certificate(s) as stated above.

   Should a stockholder request that his/its replacement New Stock Certificate(s) be sent by courier, any expenses for such courier services shall be for the account of the stockholder concerned. The requesting stockholder must send to the Transfer Agent the full payment (in cash or Manager's Check payable to the Transfer Agent) for the cost of the courier services, together with or immediately following the request. If such full payment has not yet been received by the Transfer Agent by the time the Transfer Agent has completed the replacement of the Old Stock Certificate(s), the Transfer Agent will send the New Certificate(s) to the Stockholder by registered mail. Subject to this paragraph and provided that the Transfer Agent sends the New Stock Certificate(s) in accordance with the instructions of the stockholder, the Corporation and the Transfer Agent shall not be liable for any delay in the receipt by the stockholder or loss of stock certificates sent in the manner prescribed by the stockholders.

d) After sixty (60) days from the Approval Date, the Transfer Agent shall send all unclaimed New Certificates by registered mail to the stockholders concerned. The Corporation and the Stock Transfer Agent shall not be liable for any delay in the receipt by the stockholders or loss of the new stock certificates sent by registered mail.

e) Stockholders will not be charged any fee for having their stock certificates replaced. If a stockholder desires to split a stock certificate into more than that one certificate, he shall be charged a reasonable fee for every new certificate to be issued in excess of one. In the case of stockholders holding several stock certificates, the Transfer Agent will consolidate their certificates into one new stock certificate, unless otherwise instructed or indicated in their notice to the Transfer Agent.

f) Within sixty (60) days from the Approval Date, the Old Stock Certificates may still be honored for trading at the Philippine Stock Exchange, to the extent of such number of shares resulting from the abovestated consolidation. After the said period, the Old Stock Certificates must be replaced with New Stock Certificates before they can be traded.

The implementation of the foregoing procedures is subject to the condition that they are consistent with the existing policy of the SEC on changes in the information that are reflected in the stock certificates.

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, Metro Manila

Company Reg. No. 135749

CERTIFICATE OF DECREASE OF CAPITAL STOCK

KNOW ALL PERSONS BY THESE PRESENTS:

This is to certify that the certificate of decrease of capital stock of the

METRO PACIFIC CORPORATION

copy annexed, from P30,000,000,000.00 divided into 29,000,000,000 Common; 997,500,000 Preferred-"Series 1" and 2,500,000 Preferred-"Series 2" shares all with the par value of P1.00 each to P1,500,000,000.00 divided into 1,450,000,000 Common; 49,875,000 Preferred-"Series 1" and 125,000 Preferred "Series 2" shares all with the par value of P1.00 each, approved by majority of the Board of Directors on May 05, 2006 and by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock at a meeting held on June 15, 2006 certified to by the Chairman and the Secretary of the stockholders' meeting and a majority of the Board of Directors of the corporation, was approved by the Commission on the date indicated hereunder in accordance with the provision of Section 38 of the Corporation Code of the Philippines (Batas Pambansa Blg. 68), approved on May 1, 1980, Section 14 of and copies thereof are filed with the Commission.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this Commission to be affixed at Mandaluyong City, Metro Manila, Philippines, this 23rd day of August, Two Thousand Six.

BENITO A. CATARAN
Director
Company Registration and Monitoring Department

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, Metro Manila

Company Reg. No. 135748

CERTIFICATE OF FILING
OF
AMENDED ARTICLES OF INCORPORATION

KNOW ALL PERSONS BY THESE PRESENTS:

THIS IS TO CERTIFY that the amended articles of incorporation of the

METRO PACIFIC CORPORATION
(Amending Article VII by decreasing authorized capital stock thereof)

copy annexed, adopted on May 05, 2006 by a majority vote of the Board of Directors and on June 15, 2006 by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock, and certified under oath by the Secretary and a majority of the Board of Directors of the corporation was approved by the Commission on this date pursuant to the provision of Section 16 of the Corporation Code of the Philippines, Batas Pambansa Blg. 68, approved on May 1, 1980 and copies thereof are filed with the Commission.

Unless this corporation obtains or already has obtained the appropriate Secondary License from this Commission, this Certificate does not authorize it to undertake business activities requiring a Secondary License from this Commission such as, but not limited to acting as: broker or dealer in securities, government securities eligible dealer (GSED), investment adviser of an investment company, close-end or open-end investment company, investment house, transfer agent, commodity/financial futures exchange/broker/merchant, financing company, pre-need plan issuer, general agent in pre-need plans and time shares/club shares/membership certificates issuers or selling agents thereof. Neither does this Certificate constitute as permit to undertake activities for which other government agencies require a license or permit.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this Commission to be affixed at Mandaluyong City, Metro Manila, Philippines, this 23rd day of August, Two Thousand Six.

BENITO A. CATARAN
Director
Company Registration and Monitoring Department

COMPANY LOGO

Sample Letter to Stockholders re Capital Restructuring

Dear Stockholder,

At the annual meeting of the stockholders of Metro Pacific Corporation held on June 15, 2006, stockholders representing more than two-thirds of the entire outstanding capital of the Corporation approved the decrease in the authorized capital stock of the Corporation from Thirty Billion Pesos (P30,000,000,000.00) to One Billion Five Hundred Million Pesos (P1,500,000,000.00), divided into One Billion Four Hundred Fifty Million (1,450,000,000) common shares, Forty Nine Million Eight Hundred Seventy Five Thousand (49,875,000) Series "1" preferred shares and One Hundred Twenty Five Thousand (125,000) Series "2" preferred shares, all with a par value of One Peso (P1.00) each.

As a result of this decrease in the authorized capital stock, the issued and outstanding common stock of the Corporation shall correspondingly decrease form 19,053,473,157 to approximately 952,673,657 common shares. Thus, the decrease in the authorized and issued shares of the Corporation will be effected through the consolidation of every 20 shares into 1 share.

The common shares of the Corporation following the capital decrease shall have the same rights and privileges as the common shares of the Corporation currently outstanding. Except for the decrease in the number of shares held by each of the existing shareholders, each stockholder shall enjoy the same rights and privileges in respect of the modified common shares.

The foregoing reduction was approved by the Securities and Exchange Commission on August 23, 2006. With the SEC approval, a stockholder who owns One Hundred (100) shares with par value of P1.00 each will now have Five (5) shares with par value of P1.00 each. For resulting fractional shares, however, the Corporation has adopted the policy of rounding-up each fractional share.

Please be advised that the Corporation will now issue new stock certificates to the stockholders as of August ___, 2006 indicating the duly reduced number of shares. Starting on September _____, 2006, you may surrender your old stock certificates to our transfer agent Stock Transfer Service, Inc. attn: Ms. Ofel Racpan / Richard Regala, 8th Floor Phinma Plaza 39 Plaza Drive, Rockwell Center Makati City (Tel. No. 898-7555), from 9:30 AM to 11:30 AM and from 1:30 PM to 4:00 PM to claim your new certificate(s).

If you have any questions, please do not hesitate to call our transfer agent, your stockbrokerage or us.

Very truly yours,

____

MPC Signatory

(82-836)

First Pacific Company Limited
Overseas Regulatory Announcement
30 August 2006

RECEIVED
2006 SEP 12 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

METRO PACIFIC
thinking ahead

August 28, 2006

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre, Exchange Road
Ortigas Center, Pasig City
Metro Manila

Attention: **Ms. Jurisita M. Quintos**
Senior Vice President, Disclosure Department

Ms. Abbey M. Lopez
Analyst, Disclosure Department

Subject: Metro Pacific Corporation
SEC Approval on the Decrease of Capital Stock

Madams:

We wish to inform the Exchange that the application of Metro Pacific Corporation ('Metro Pacific') to decrease its authorized capital stock was approved by the Securities & Exchange Commission on August 23, 2006 and accordingly, the Certificate of a Decrease of Capital Stock, as well as the Certificate of Filing of the Amended Articles of Incorporation were issued. MPC only received actual copies of said Certificates today.

In this regard, Metro Pacific kindly requests for a voluntary 9-day suspension in the trading of its shares, from Tuesday, 29 August through Friday, 8 September 2006, so that the investing public may sufficiently absorb this information and to enable them to complete the process for updating their stock certificates. During this period, individual letters will be sent to all shareholders informing them of these approvals and advising them of the effect to their holdings, as well as the process by which they may update their stock certificates to reflect the adjusted number of shares resulting from the Decrease in the Authorized Capital Stock of Metro Pacific. A sample letter to Metro Pacific 's stockholders indicating the procedure by which they may update their stock certificates is also attached.

Attached herewith are the details of the Decrease in Authorized Capital Stock of Metro Pacific and copies of the SEC approvals for easy reference.

Very truly yours,

DAVID C. NUGENT
Vice President
Media & Corporate Communications

DETAILS OF THE DECREASE IN THE AUTHORIZED CAPITAL STOCK OF METRO PACIFIC CORPORATION
(the "Corporation")

1. **Date of the Approval by the Board of Directors of the Corporation of the Capital Restructuring**
The Board of Directors of the Corporation, by the affirmative vote of at least a majority of its entire membership, approved the decrease in the authorized capital stock of the Corporation from Php 30,000,000,000 to Php 1,500,000,000, Philippine Currency, on 5 May 2006

2. **Date of the Approval by the Stockholders of the Corporation of the Capital Restructuring**
Stockholders owning and holding at least two-thirds (2/3) of the outstanding capital stock of the Corporation approved and ratified the decrease in the authorized capital stock of the Corporation from Php 30,000,000,000 to Php 1,500,000,000, Philippine Currency, during a meeting of the Corporation's stockholders held on 15 June 2006.

3. **Reason(s) for the Capital Restructuring**
The purpose of the aforementioned capital decrease is (i) to retire 450,000,000 Series "1" preferred shares, the same having been converted into common shares; and (ii) to create a reduction surplus to be applied towards the cancellation of the accumulated deficit of the Corporation.

4. **Amount of Deficit that will be Eliminated**
The aforementioned capital decrease will result in a reduction surplus of Php 18,103,174,500, all of which will be applied towards the cancellation of the accumulated deficit of the Corporation. Accordingly, the accumulated deficit of the Corporation will be eliminated to the concurrent amount.

5. **Adjustments in the Company's Authorized Capital Stock, Issued and Outstanding Stock**

	Before Capital Restructuring (Current)	Decrease in ACS	Increase in ACS	After Capital Restructuring
Authorized Capital Stock (in Php)	**30,000,000,000**	**(28,500,000,000)**	**NA**	**1,500,000,000**
Common	29,000,000,000	(27,550,000,000)		1,450,000,000
Preferred	1,000,000,000	(950,000,000)		50,000,000
Issued & Outstanding Shares	**19,055,973,157**	**(18,103,174,500)**	**NA**	**952,798,657**
Common	19,053,473,157*	(18,100,799,500)		952,673,657
Preferred	2,500,000	(2,375,000)		125,000
Listed Shares	**18,684,429,268****	**(17,750,207,805)**	**NA**	**934,221,463**
Common	18,684,429,268	(17,750,207,805)		934,221,463
Preferred	0	0		0
Par Value (in Php)	**1**		**NA**	**1**
Common	1			1
Preferred	1			1

* This includes the 450,000,000 common shares issued upon conversion of the Series 1-C Preferred Shares of the Corporation

**This includes shares approved in principle for listing

6. Movement in the Stockholders' Equity

	Beginning Balance (as of June 30,2006)	Entries to record the decrease in ACS		Balance after decrease in ACS
		DR	CR	
Authorized Capital Stock	30,000,000,000.00	28,500,000,000.00		1,500,000,000.00
Issued:				
Common shares	19,053,473,157.00	18,100,799,499.20		952,673,657.80
Preferred shares: Series 2	2,500,000.00	2,375,000.00		125,000.00
Treasury Stock	1,405.00			1,405.00
Issuance of shares				-
Preferred shares: Series 1				-
Gain on sale of Investment (SE)	234,695,487.00			234,695,487.00
Additional paid in capital	9,690,383,787.00	27,793,558,286.20	18,103,174,499.20	-
Retained Earnings	(28,742,892,461.00)		27,793,558,286.20	(949,334,174.80)
Total Stockholders' Equity	30,238,161,355.00	74,396,732,785.40	45,896,732,785.40	238,161,355.00

8. Procedure for Updating Stock Certificates to Reflect the Adjusted Number of Shares Resulting from the Decrease in the Authorized Capital Stock of the Corporation

Set forth below is the procedure which the Corporation proposes and intends to follow for the replacement of stock certificates following the approval by the Securities and Exchange Commission ("SEC") of the decrease of the authorized capital stock of the Corporation:

a) As filed with the SEC on 27 June 2006, the amendment to the Articles of Incorporation of the Corporation which will be reflected in the new stock certificates is the decrease of the Corporation's authorized capital stock Php 30, 000,000,000 to Php 1, 500,000,000, through the consolidation of every twenty (20) shares into one (1) share. As a result of the above consolidation, the Corporation's authorized capital stock of Php1, 500,000,000 will be divided into 1,450,000,000 common shares, 49,875,000 Series "1" preferred shares and 125,000 Series "2" preferred shares, all with a par value of Php1.00 per share.

   Within ten (10) business days from the date that the SEC approves the above amendments ("the Approval Date"), the Corporation shall issue new stock certificates bearing the Corporation's new authorized capital stock (the "New Stock Certificates") against the surrender of the stock certificates bearing the authorized capital stock prior to the abovestated amendments to the Articles of Incorporation (the "Original Stock Certificates").

b) The Corporation will send letters to all stockholders and issue and publish media announcements to enjoin said stockholders to surrender their Original Stock Certificates to the Corporation's Transfer Agent, Stock Transfer Services, Inc. ("STSI") for replacement with New Stock Certificates, beginning the Approval Date.

In such communication, the Corporation will advise its stockholders to bring, personally or through a representative duly authorized in writing, their Original Stock Certificates, together with at least one (1) valid identification document (e.g. driver's license or passport) to the Transfer Agent. However, if the same is not practicable, stockholders can send their Original Stock Certificates to the Transfer Agent by courier or by registered mail. While stockholders may send Original Stock Certificates through ordinary mail, the Corporation will not encourage the same. Stockholders shall be responsible for verifying receipt by the Transfer Agent of said Original Stock Certificates sent by courier or mail, whether registered or ordinary. The Corporation and the Transfer Agent shall not be liable for any delay in the receipt by the stockholder or loss of stock certificates sent by courier of mail, whether registered or ordinary.

c) The New Certificates shall be ready for pick up in the offices of the Transfer Agent at least ten (10) business days after the surrender by a stockholder, and the receipt by the Transfer Agent, of the Original Stock Certificate(s). Stockholders sending in their Original Stock Certificates by courier or by mail must inform the Transfer Agent in writing whether they also wish to receive their New Stock Certificate(s) by courier or by mail. Otherwise, it shall be presumed that they shall be able to pick up their New Stock Certificate(s) as stated above.

Should a stockholder request that his/its replacement New Stock Certificate(s) be sent by courier, any expenses for such courier services shall be for the account of the stockholder concerned. The requesting stockholder must send to the Transfer Agent the full payment (in cash or Manager's Check payable to the Transfer Agent) for the cost of the courier services, together with or immediately following the request. If such full payment has not yet been received by the Transfer Agent by the time the Transfer Agent has completed the replacement of the Old Stock Certificate(s), the Transfer Agent will send the New Certificate(s) to the Stockholder by registered mail. Subject to this paragraph and provided that the Transfer Agent sends the New Stock Certificate(s) in accordance with the instructions of the stockholder, the Corporation and the Transfer Agent shall not be liable for any delay in the receipt by the stockholder or loss of stock certificates sent in the manner prescribed by the stockholders.

d) After sixty (60) days from the Approval Date, the Transfer Agent shall send all unclaimed New Certificates by registered mail to the stockholders concerned. The Corporation and the Stock Transfer Agent shall not be liable for any delay in the receipt by the stockholders or loss of the new stock certificates sent by registered mail.

e) Stockholders will not be charged any fee for having their stock certificates replaced. If a stockholder desires to split a stock certificate into more than that one certificate, he shall be charged a reasonable fee for every new certificate to be issued in excess of one. In the case of stockholders holding several stock certificates, the Transfer Agent will consolidate their certificates into one new stock certificate, unless otherwise instructed or indicated in their notice to the Transfer Agent.

f) Within sixty (60) days from the Approval Date, the Old Stock Certificates may still be honored for trading at the Philippine Stock Exchange, to the extent of such number of shares resulting from the abovestated consolidation. After the said period, the Old Stock Certificates must be replaced with New Stock Certificates before they can be traded.

The implementation of the foregoing procedures is subject to the condition that they are consistent with the existing policy of the SEC on changes in the information that are reflected in the stock certificates.

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, Metro Manila

Company Reg. No. 135748

CERTIFICATE OF DECREASE OF CAPITAL STOCK

KNOW ALL PERSONS BY THESE PRESENTS:

This is to certify that the certificate of decrease of capital stock of the

METRO PACIFIC CORPORATION

copy annexed, from P30,000,000,000.00 divided into 29,000,000,000 Common; 997,500,000 Preferred-"Series 1" and 2,500,000 Preferred-"Series 2" shares all with the par value of P1.00 each to P1,500,000,000.00 divided into 1,450,000,000 Common; 49,875,000 Preferred-"Series 1" and 125,000 Preferred "Series 2" shares all with the par value of P1.00 each, approved by majority of the Board of Directors on May 05, 2006 and by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock at a meeting held on June 15, 2006 certified to by the Chairman and the Secretary of the stockholders' meeting and a majority of the Board of Directors of the corporation, was approved by the Commission on the date indicated hereunder in accordance with the provision of Section 38 of the Corporation Code of the Philippines (Batas Pambansa Blg. 68), approved on May 1, 1980, Section 14 of and copies thereof are filed with the Commission.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this Commission to be affixed at Mandaluyong City, Metro Manila, Philippines, this 23rd day of August, Two Thousand Six.

BENITO A. CATARAN
Director
Company Registration and Monitoring Department

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, Metro Manila

Company Reg. No. 135748

CERTIFICATE OF FILING
OF
AMENDED ARTICLES OF INCORPORATION

KNOW ALL PERSONS BY THESE PRESENTS:

THIS IS TO CERTIFY that the amended articles of incorporation of the

METRO PACIFIC CORPORATION
(Amending Article VII by decreasing authorized capital stock thereof)

copy annexed, adopted on May 05, 2006 by a majority vote of the Board of Directors and on June 15, 2006 by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock, and certified under oath by the Secretary and a majority of the Board of Directors of the corporation was approved by the Commission on this date pursuant to the provision of Section 16 of the Corporation Code of the Philippines, Batas Pambansa Blg. 68, approved on May 1, 1980 and copies thereof are filed with the Commission.

Unless this corporation obtains or already has obtained the appropriate Secondary License from this Commission, this Certificate does not authorize it to undertake business activities requiring a Secondary License from this Commission such as, but not limited to acting as: broker or dealer in securities, government securities eligible dealer (GSED), investment advisor of an investment company, close-end or open-end investment company, investment house, transfer agent, commodity/financial futures exchange/broker/merchant, financing company, pre-need plan issuer, general agent in pre-need plans and time shares/club shares/membership certificates issuers or selling agents thereof. Neither does this Certificate constitute as permit to undertake activities for which other government agencies require a license or permit.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this Commission to be affixed at Mandaluyong City, Metro Manila, Philippines, this 23rd day of August, Two Thousand Six.

BENITO A. CATARAN
Director
Company Registration and Monitoring Department

COMPANY LOGO

Sample Letter to Stockholders re Capital Restructuring

Dear Stockholder,

At the annual meeting of the stockholders of Metro Pacific Corporation held on June 15, 2006, stockholders representing more than two-thirds of the entire outstanding capital of the Corporation approved the decrease in the authorized capital stock of the Corporation from Thirty Billion Pesos (P30,000,000,000.00) to One Billion Five Hundred Million Pesos (P1,500,000,000.00), divided into One Billion Four Hundred Fifty Million (1,450,000,000) common shares, Forty Nine Million Eight Hundred Seventy Five Thousand (49,875,000) Series "1" preferred shares and One Hundred Twenty Five Thousand (125,000) Series "2" preferred shares, all with a par value of One Peso (P1.00) each.

As a result of this decrease in the authorized capital stock, the issued and outstanding common stock of the Corporation shall correspondingly decrease form 19,053,473,157 to approximately 952,673,657 common shares. Thus, the decrease in the authorized and issued shares of the Corporation will be effected through the consolidation of every 20 shares into 1 share.

The common shares of the Corporation following the capital decrease shall have the same rights and privileges as the common shares of the Corporation currently outstanding. Except for the decrease in the number of shares held by each of the existing shareholders, each stockholder shall enjoy the same rights and privileges in respect of the modified common shares.

The foregoing reduction was approved by the Securities and Exchange Commission on August 23, 2006. With the SEC approval, a stockholder who owns One Hundred (100) shares with par value of P1.00 each will now have Five (5) shares with par value of P1.00 each. For resulting fractional shares, however, the Corporation has adopted the policy of rounding-up each fractional share.

Please be advised that the Corporation will now issue new stock certificates to the stockholders as of August ___, 2006 indicating the duly reduced number of shares. Starting on September ___, 2006, you may surrender your old stock certificates to our transfer agent Stock Transfer Service, Inc. attn: Ms. Ofel Racpan / Richard Regala, 8th Floor Phinma Plaza 39 Plaza Drive, Rockwell Center Makati City (Tel. No. 898-7555), from 9:30 AM to 11:30 AM and from 1:30 PM to 4:00 PM to claim your new certificate(s).

If you have any questions, please do not hesitate to call our transfer agent, your stockbrokerage or us.

Very truly yours,

____

MPC Signatory

First Pacific Company Limited
Overseas Regulatory Announcement
30 August 2006

METRO PACIFIC
thinking ahead

August 28, 2006

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre, Exchange Road
Ortigas Center, Pasig City
Metro Manila

Attention: **Ms. Jurisita M. Quintos**
Senior Vice President, Disclosure Department

Ms. Abbey M. Lopez
Analyst, Disclosure Department

Subject: *Metro Pacific Corporation*
SEC Approval on the Decrease of Capital Stock

Madams:

We wish to inform the Exchange that the application of Metro Pacific Corporation ('Metro Pacific') to decrease its authorized capital stock was approved by the Securities & Exchange Commission on August 23, 2006 and accordingly, the Certificate of a Decrease of Capital Stock, as well as the Certificate of Filing of the Amended Articles of Incorporation were issued. MPC only received actual copies of said Certificates today.

In this regard, Metro Pacific kindly requests for a voluntary 9-day suspension in the trading of its shares, from Tuesday, 29 August through Friday, 8 September 2006, so that the investing public may sufficiently absorb this information and to enable them to complete the process for updating their stock certificates. During this period, individual letters will be sent to all shareholders informing them of these approvals and advising them of the effect to their holdings, as well as the process by which they may update their stock certificates to reflect the adjusted number of shares resulting from the Decrease in the Authorized Capital Stock of Metro Pacific. A sample letter to Metro Pacific's stockholders indicating the procedure by which they may update their stock certificates is also attached.

Attached herewith are the details of the Decrease in Authorized Capital Stock of Metro Pacific and copies of the SEC approvals for easy reference.

Very truly yours,

DAVID C. NUGENT
Vice President
Media & Corporate Communications

DETAILS OF THE DECREASE IN THE AUTHORIZED CAPITAL STOCK
OF METRO PACIFIC CORPORATION
(the "Corporation")

1. **Date of the Approval by the Board of Directors of the Corporation of the Capital Restructuring**
The Board of Directors of the Corporation, by the affirmative vote of at least a majority of its entire membership, approved the decrease in the authorized capital stock of the Corporation from Php 30,000,000,000 to Php 1,500,000,000, Philippine Currency, on 5 May 2006

2. **Date of the Approval by the Stockholders of the Corporation of the Capital Restructuring**
Stockholders owning and holding at least two-thirds (2/3) of the outstanding capital stock of the Corporation approved and ratified the decrease in the authorized capital stock of the Corporation from Php 30,000,000,000 to Php 1,500,000,000, Philippine Currency, during a meeting of the Corporation's stockholders held on 15 June 2006.

3. **Reason(s) for the Capital Restructuring**
The purpose of the aforementioned capital decrease is (i) to retire 450,000,000 Series "1" preferred shares, the same having been converted into common shares; and (ii) to create a reduction surplus to be applied towards the cancellation of the accumulated deficit of the Corporation.

4. **Amount of Deficit that will be Eliminated**
The aforementioned capital decrease will result in a reduction surplus of Php 18,103,174,500, all of which will be applied towards the cancellation of the accumulated deficit of the Corporation. Accordingly, the accumulated deficit of the Corporation will be eliminated to the concurrent amount.

5. **Adjustments in the Company's Authorized Capital Stock, Issued and Outstanding Stock**

	Before Capital Restructuring (Current)	Decrease in ACS	Increase in ACS	After Capital Restructuring
Authorized Capital Stock (in Php)	**30,000,000,000**	**(28,500,000,000)**	**NA**	**1,500,000,000**
Common	29,000,000,000	(27,550,000,000)		1,450,000,000
Preferred	1,000,000,000	(950,000,000)		50,000,000
Issued & Outstanding Shares	**19,055,973,157**	**(18,103,174,500)**	**NA**	**952,798,657**
Common	19,053,473,157*	(18,100,799,500)		952,673,657
Preferred	2,500,000	(2,375,000)		125,000
Listed Shares	**18,684,429,268****	**(17,750,207,805)**	**NA**	**934,221,463**
Common	18,684,429,268	(17,750,207,805)		934,221,463
Preferred	0	0		0
Par Value (in Php)	**1**		**NA**	**1**
Common	1			1
Preferred	1			1

* This includes the 450,000,000 common shares issued upon conversion of the Series 1-C Preferred Shares of the Corporation

**This includes shares approved in principle for listing

6. Movement in the Stockholders' Equity

	Beginning Balance (as of June 30,2006)	Entries to record the decrease in ACS		Balance after decrease in ACS
		DR	CR	
Authorized Capital Stock	30,000,000,000.00	28,500,000,000.00		1,500,000,000.00
Issued:				
Common shares	19,053,473,157.00	18,100,799,499.20		952,673,657.80
Preferred shares: Series 2	2,500,000.00	2,375,000.00		125,000.00
Treasury Stock	1,405.00			1,405.00
Issuance of shares				-
Preferred shares: Series I				-
Gain on sale of investment (SE)	234,695,467 00			234,695,467.00
Additional paid in capital	9,690,383,787.00	27,793,558,286.20	18,103,174,499.20	-
Retained Earnings	(28,742,892,461.00)		27,793,558,286.20	(949,334,174.80)
Total Stockholders' Equity	30,238,161,355.00	74,396,732,785.40	45,896,732,785.40	238,161,355.00

8. Procedure for Updating Stock Certificates to Reflect the Adjusted Number of Shares Resulting from the Decrease in the Authorized Capital Stock of the Corporation

Set forth below is the procedure which the Corporation proposes and intends to follow for the replacement of stock certificates following the approval by the Securities and Exchange Commission ("SEC") of the decrease of the authorized capital stock of the Corporation:

a) As filed with the SEC on 27 June 2006, the amendment to the Articles of Incorporation of the Corporation which will be reflected in the new stock certificates is the decrease of the Corporation's authorized capital stock Php 30, 000,000,000 to Php 1, 500,000,000, through the consolidation of every twenty (20) shares into one (1) share. As a result of the above consolidation, the Corporation's authorized capital stock of Php1, 500,000,000 will be divided into 1,450,000,000 common shares, 49,875,000 Series "1" preferred shares and 125,000 Series "2" preferred shares, all with a par value of Php1.00 per share.

   Within ten (10) business days from the date that the SEC approves the above amendments ("the Approval Date"), the Corporation shall issue new stock certificates bearing the Corporation's new authorized capital stock (the "New Stock Certificates") against the surrender of the stock certificates bearing the authorized capital stock prior to the abovestated amendments to the Articles of Incorporation (the "Original Stock Certificates").

b) The Corporation will send letters to all stockholders and issue and publish media announcements to enjoin said stockholders to surrender their Original Stock Certificates to the Corporation's Transfer Agent, Stock Transfer Services, Inc. ("STSI") for replacement with New Stock Certificates, beginning the Approval Date.

In such communication, the Corporation will advise its stockholders to bring, personally or through a representative duly authorized in writing, their Original Stock Certificates, together with at least one (1) valid identification document (e.g. driver's license or passport) to the Transfer Agent. However, if the same is not practicable, stockholders can send their Original Stock Certificates to the Transfer Agent by courier or by registered mail. While stockholders may send Original Stock Certificates through ordinary mail, the Corporation will not encourage the same. Stockholders shall be responsible for verifying receipt by the Transfer Agent of said Original Stock Certificates sent by courier or mail, whether registered or ordinary. The Corporation and the Transfer Agent shall not be liable for any delay in the receipt by the stockholder or loss of stock certificates sent by courier of mail, whether registered or ordinary.

c) The New Certificates shall be ready for pick up in the offices of the Transfer Agent at least ten (10) business days after the surrender by a stockholder, and the receipt by the Transfer Agent, of the Original Stock Certificate(s). Stockholders sending in their Original Stock Certificates by courier or by mail must inform the Transfer Agent in writing whether they also wish to receive their New Stock Certificate(s) by courier or by mail. Otherwise, it shall be presumed that they shall be able to pick up their New Stock Certificate(s) as stated above.

Should a stockholder request that his/its replacement New Stock Certificate(s) be sent by courier, any expenses for such courier services shall be for the account of the stockholder concerned. The requesting stockholder must send to the Transfer Agent the full payment (in cash or Manager's Check payable to the Transfer Agent) for the cost of the courier services, together with or immediately following the request. If such full payment has not yet been received by the Transfer Agent by the time the Transfer Agent has completed the replacement of the Old Stock Certificate(s), the Transfer Agent will send the New Certificate(s) to the Stockholder by registered mail. Subject to this paragraph and provided that the Transfer Agent sends the New Stock Certificate(s) in accordance with the instructions of the stockholder, the Corporation and the Transfer Agent shall not be liable for any delay in the receipt by the stockholder or loss of stock certificates sent in the manner prescribed by the stockholders.

d) After sixty (60) days from the Approval Date, the Transfer Agent shall send all unclaimed New Certificates by registered mail to the stockholders concerned. The Corporation and the Stock Transfer Agent shall not be liable for any delay in the receipt by the stockholders or loss of the new stock certificates sent by registered mail.

e) Stockholders will not be charged any fee for having their stock certificates replaced. If a stockholder desires to split a stock certificate into more than that one certificate, he shall be charged a reasonable fee for every new certificate to be issued in excess of one. In the case of stockholders holding several stock certificates, the Transfer Agent will consolidate their certificates into one new stock certificate, unless otherwise instructed or indicated in their notice to the Transfer Agent.

f) Within sixty (60) days from the Approval Date, the Old Stock Certificates may still be honored for trading at the Philippine Stock Exchange, to the extent of such number of shares resulting from the abovestated consolidation. After the said period, the Old Stock Certificates must be replaced with New Stock Certificates before they can be traded.

The implementation of the foregoing procedures is subject to the condition that they are consistent with the existing policy of the SEC on changes in the information that are reflected in the stock certificates.

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, Metro Manila

Company Reg. No. 136748

CERTIFICATE OF DECREASE OF CAPITAL STOCK

KNOW ALL PERSONS BY THESE PRESENTS:

This is to certify that the certificate of decrease of capital stock of the

METRO PACIFIC CORPORATION

copy annexed, from P30,000,000,000.00 divided into 29,000,000,000 Common; 997,500,000 Preferred-"Series 1" and 2,500,000 Preferred-"Series 2" shares all with the par value of P1.00 each to P1,500,000,000.00 divided into 1,450,000,000 Common; 49,875,000 Preferred-"Series 1" and 125,000 Preferred "Series 2" shares all with the par value of P1.00 each, approved by majority of the Board of Directors on May 05, 2006 and by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock at a meeting held on June 15, 2006 certified to by the Chairman and the *Secretary of* the stockholders' meeting and a majority of the Board of Directors of the corporation, was approved by the Commission on the date indicated hereunder in accordance with the provision of Section 38 of the Corporation Code of the Philippines (Batas Pambansa Blg. 68), approved on May 1, 1980, Section 14 of and copies thereof are filed with the Commission.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this Commission to be affixed at Mandaluyong City, Metro Manila, Philippines, this 23rd day of August, Two Thousand Six.

BENITO A. CATARAN
Director
Company Registration and Monitoring Department

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, Metro Manila

Company Reg. No. 135748

CERTIFICATE OF FILING
OF
AMENDED ARTICLES OF INCORPORATION

KNOW ALL PERSONS BY THESE PRESENTS:

THIS IS TO CERTIFY that the amended articles of incorporation of the

METRO PACIFIC CORPORATION
(Amending Article VII by decreasing authorized capital stock thereof)

copy annexed, adopted on May 05, 2006 by a majority vote of the Board of Directors and on June 15, 2006 by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock, and certified under oath by the Secretary and a majority of the Board of Directors of the corporation was approved by the Commission on this date pursuant to the provision of Section 16 of the Corporation Code of the Philippines, Batas Pambansa Blg. 68, approved on May 1, 1980 and copies thereof are filed with the Commission.

Unless this corporation obtains or already has obtained the appropriate Secondary License from this Commission, this Certificate does not authorize it to undertake business activities requiring a Secondary License from this Commission such as, but not limited to acting as: broker or dealer in securities, government securities eligible dealer (GSED), investment adviser of an investment company, close-end or open-end investment company, investment house, transfer agent, commodity/financial futures exchange/broker/merchant, financing company, pre-need plan issuer, general agent in pre-need plans and time shares/club shares/membership certificates issuers or selling agents thereof. Neither does this Certificate constitute as permit to undertake activities for which other government agencies require a license or permit.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this Commission to be affixed at Mandaluyong City, Metro Manila, Philippines, this 23rd day of August, Two Thousand Six.

BENITO A. CATARAN
Director
Company Registration and Monitoring Department

COMPANY LOGO

Sample Letter to Stockholders re Capital Restructuring

Dear Stockholder,

At the annual meeting of the stockholders of Metro Pacific Corporation held on June 15, 2006, stockholders representing more than two-thirds of the entire outstanding capital of the Corporation approved the decrease in the authorized capital stock of the Corporation from Thirty Billion Pesos (P30,000,000,000.00) to One Billion Five Hundred Million Pesos (P1,500,000,000.00), divided into One Billion Four Hundred Fifty Million (1,450,000,000) common shares, Forty Nine Million Eight Hundred Seventy Five Thousand (49,875,000) Series "1" preferred shares and One Hundred Twenty Five Thousand (125,000) Series "2" preferred shares, all with a par value of One Peso (P1.00) each.

As a result of this decrease in the authorized capital stock, the issued and outstanding common stock of the Corporation shall correspondingly decrease form 19,053,473,157 to approximately 952,673,657 common shares. Thus, the decrease in the authorized and issued shares of the Corporation will be effected through the consolidation of every 20 shares into 1 share.

The common shares of the Corporation following the capital decrease shall have the same rights and privileges as the common shares of the Corporation currently outstanding. Except for the decrease in the number of shares held by each of the existing shareholders, each stockholder shall enjoy the same rights and privileges in respect of the modified common shares.

The foregoing reduction was approved by the Securities and Exchange Commission on August 23, 2006. With the SEC approval, a stockholder who owns One Hundred (100) shares with par value of P1.00 each will now have Five (5) shares with par value of P1.00 each. For resulting fractional shares, however, the Corporation has adopted the policy of rounding-up each fractional share.

Please be advised that the Corporation will now issue new stock certificates to the stockholders as of August ___, 2006 indicating the duly reduced number of shares. Starting on September ___, 2006, you may surrender your old stock certificates to our transfer agent Stock Transfer Service, Inc. attn: Ms. Ofel Racpan / Richard Regala, 8th Floor Phinma Plaza 39 Plaza Drive, Rockwell Center Makati City (Tel. No. 898-7555), from 9:30 AM to 11:30 AM and from 1:30 PM to 4:00 PM to claim your new certificate(s).

If you have any questions, please do not hesitate to call our transfer agent, your stockbrokerage or us.

Very truly yours,

____

MPC Signatory